MOL Plc.
Finance

RECEIVED
2007 JUL 23 P 1:1?

13th July, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

07025496

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

PROCESSED
JUL 26 2007
THOMSON
FINANCIAL

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

▶ MOL Plc.

INVESTOR NEWS

13 July 2007

Change in MOL Treasury shares

MOL Plc. hereby informs capital market participants that on 12 July 2007 it lent and transferred 1,553,884 treasury shares to MFB Invest Zrt. according to the lending agreement announced on 3 July 2007. With this transaction, the ownership of MFB Invest Zrt. in MOL Plc. increased to 10%.

In addition, based on the announcement made on 22 June 2007, MOL bought 225,000 treasury shares at an average price of 28,333 HUF/share on the Budapest Stock Exchange on 12 July 2007, through OTP Bank Nyrt. and ING Bank Zrt. as investment service providers. Following the transactions MOL owns 1,663,041 "A" series and 578 "C" series ordinary shares

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

END